

NYSE
AN ICE EXCHANGE

September 27, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, of Calamos Russell 2000 Structured Alt Protection ETF – October, a series of Calamos ETF Trust, under the Exchange Act of 1934.

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**